SEIDMAN & CO., INC.

1350 Avenue of the Americas, 3rd Floor   3951 Gulf Shore Boulevard North, Suite 701
New York, NY 10019   Naples, FL 34102
Tel: (212) 843-1480   Tel: (734) 347-8333
Fax: (212) 707-8116   Email: info@seidman-co.com
Website: www.seidman-co.com

December 18, 2012

The Special Committee of the Board of Directors
Kent Financial Services Inc.
c/o Stuart B. Newman, Esq.
Salon Marrow Dyckman Newman & Broudy
292 Madison Avenue
New York, New York 10011

Gentlemen:

You have retained Seidman & Co., Inc. to analyze and determine fairness, from a financial point of view, to the shareholders of the Common Stock of Kent Financial Services Inc., ("Kent," "the Company"), a Nevada corporation, of a proposed Transaction whereby the remaining outstanding Common Stock will be subject to purchase by existing majority shareholders at a pro forma equivalent of $1.75 per share.

In reaching our fairness opinion, we have examined and considered all available information and data which we deemed relevant to determining the fairness of the proposed cash out Transaction from a financial point of view, including but not limited to:

* The Company's 10-Ks for the trailing five years as of December 31, 2011;
* The Company's 10-Qs for the trailing five years as of September 30, 2012;
* The Company's consolidated monthly financial statements for the months ending October 31, and November 30, 2012;
* The Integra Realty Resources appraisal of the Dallas, Texas GSA Office Property acquired as of April, 2011;
* Cash and such other assets as the Company may have;
* The trading history of the Kent Common Stock;
* The proposed $1.75 cash out price relative to the unaffected price of Kent's Common Stock;
* The premium of Kent's cash out price relative to the premiums paid for other, recent control purchase or going private transactions;
* The value being provided to Kent Financial Services Inc. shareholders relative to the capitalizing ratios at which "peer group," or "market comparable," companies are selling, as measured by price/tangible net worth and price/latest year's revenues;
* The outlook and potential of the Company, based on its present, and announced business plan;
* The outlook for the US economy and equity market at this time;
* Such other analysis and tests as were felt to be appropriate.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth herein without considering the analysis as a whole could create an incomplete view of the processes underlying Seidman & Co. Inc.'s fairness opinion. This letter is prepared solely for the purpose of Seidman & Co., Inc. providing an outline of the opinion as to the fairness of the subject financing transaction, and does not purport to be an appraisal or necessarily reflect the prices at which businesses or securities actually may be sold. This letter only has application as it is employed with reference to supporting research and tables.

SEIDMAN & CO., INC.
INVESTMENT BANKING
Established 1970

During the course of our investigation, we conducted interviews with persons who, in our judgment, were capable of providing us with information necessary to complete the assignment, including members of management. We have assumed that the information and accounting supplied by management and others, including the Company's accountants, are accurate, and reflect good faith efforts to describe the current and prospective status of Kent Financial Services Inc. from an operational and financial point of view. We have relied, without independent verification, upon the accuracy of the information provided by these sources.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness of the contemplated transaction, from a financial point of view, to the holders of the Company's Common Stock.

Giving consideration to all of the information reviewed as listed above, other factors as well, and with particular weight accorded to (a) the premium in the $1.75 equivalent per share price over the unadjusted Kent Common Stock price, relative to other recent, comparable transactions; (b) the premiums of the pro forma price/latest tangible book value and price/12 month revenues relative to the price/latest tangible book value and price/revenues of a universe of 10 approximately market comparable real estate investment companies, most much larger and with a history of dividend payments; and, (c) a price/tangible book value per share for Kent which is at a premium to tangible book value and component cash, it is our considered professional judgment that the price at a pro forma equivalent of $1.75 per share, as summarized above, is fair to the minority shareholders of Kent Financial Services Inc., from a financial point of view.

Yours truly,

Seidman & Co., Inc.

Seidman & Co., Inc.